UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Michael D. Pinnisi

Hudson Executive Capital LP

570 Lexington Avenue, 35th Floor

New York, NY 10022

(212) 521-8495

with a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(1)
14	TYPE OF REPORTING PERSON PN, IA

(1)	Calculated based on 64,174,824 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s Proxy Statement filed March 24, 2020.

CUSIP No. 90328S500	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(2)
14	TYPE OF REPORTING PERSON PN, IA

(2)	Calculated based on 64,174,824 shares of outstanding common stock, no par value, of the Company as reported in the Company’s Proxy Statement filed March 24, 2020.

CUSIP No. 90328S500	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 64,174,824 shares of outstanding common stock, no par value, of the Company as reported in the Company’s Proxy Statement filed March 24, 2020.

CUSIP No. 90328S500	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) relates to the Schedule 13D filed on May 20, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 10, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Shares”), of USA Technologies, Inc., a company organized under the laws of the State of Pennsylvania (the “Company”). Capitalized terms used but not defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.

The Reporting Persons beneficially own an aggregate of 10,385,172 Shares (the “Subject Shares”). The Subject Shares represent approximately 16.2% of the issued and outstanding based on 64,174,824 outstanding Shares, as reported in the Company’s Proxy Statement filed March 24, 2020.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

On May 5, 2020, the Company filed an amendment to its proxy statement in connection with the Annual Meeting. Consistent with the terms of the Letter Agreement, the Company included Douglas G. Bergeron and Douglas L. Braunstein, Managing Partners of Hudson Executive, in the Company’s nominees for election to the Board.

The information set forth in Item 6 is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 4, 2020, the Company entered into a confidentiality agreement with Hudson Executive (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Douglas G. Bergeron and Douglas L. Braunstein (the “USAT Directors”) may communicate confidential information that either of them learn in their capacity as directors of the Company to Hudson Executive, its members, employees, and outside advisors, but in each case only to those who need to know such information for the purpose of advising Hudson Executive on its investment in the Company. Hudson Executive shall be, and shall cause such persons to be, bound by the same confidentiality restrictions applicable to the USAT Directors. Furthermore, Hudson Executives and its controlled affiliates will engage in the purchase or sale of Company securities only when such trading is permitted for USAT Directors.

The foregoing summary description of the terms of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit 99.6 and is incorporated herein by reference in its entirety.

CUSIP No. 90328S500	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.6	Confidentiality Agreement, dated May 4, 2020, by and between USA Technologies, Inc. and Hudson Executive Capital LP.

CUSIP No. 90328S500	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2020

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein